# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: 92839L107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 Hudson Yards, Floor 28, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/26/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-23-115861
Filed by CIK 0001735964

## Reporting persons
- Cliffwater Corporate Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 671,391.8; sole dispositive power 0; shared dispositive power 2,417,069.8; aggregate amount beneficially owned 2,417,069.8 (18% of the class)
  Comment: 1 The Reporting Person has waived voting rights above 4.99%.
- Cliffwater LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 671,391.8; sole dispositive power 0; shared dispositive power 2,417,069.8; aggregate amount beneficially owned 2,417,069.8 (18% of the class)
- Stephen Nesbitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 671,391.8; sole dispositive power 0; shared dispositive power 2,417,069.8; aggregate amount beneficially owned 2,417,069.8 (18% of the class)

## Item 1. Issuer
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 55 Hudson Yards, Floor 28, New York, NY, 10001

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Corporate Lending Fund, a Delaware statutory trust;
(ii) Cliffwater LLC, a Delaware limited liability company and
(iii) Stephen Nesbitt, a U.S. citizen.

The Fund, the Adviser and Mr. Nesbitt are collectively referred to as the "Reporting Persons." The Fund is the direct holder of the securities of the Issuer. The Adviser is the investment adviser of the Fund. Mr. Nesbitt is the Chief Executive Officer of the Adviser.
Address of principal business office or, if none, residence: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,417,069.8
Percent of class: 18.0% (Based on 13,427,835.6 shares outstanding as of December 26, 2024 based on information provided by the Issuer.)
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 671,391.8 (The Reporting Person has waived voting rights above 4.99%.)
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 2,417,069.8

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cliffwater LLC, a registered investment adviser

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cliffwater Corporate Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/President (02/14/2025)
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (02/14/2025)
- Stephen Nesbitt: /s/ Stephen Nesbitt, Stephen Nesbitt (02/14/2025)